UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 10, 2016
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three months ended March 31, 2016. On May 10, 2016, the Credit Suisse Financial Report 1Q16 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the sections of the attached Financial Report entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	1Q16	1Q15	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,471	4,363	2
Interest expense	(2,554)	(2,312)	10
Net interest income	1,917	2,051	(7)
Commissions and fees	2,604	2,925	(11)
Trading revenues	(406)	1,406	–
Other revenues	251	157	60
Net revenues	4,366	6,539	(33)
Provision for credit losses	141	20	–
Compensation and benefits	2,503	2,955	(15)
General and administrative expenses	1,864	1,754	6
Commission expenses	383	389	(2)
Restructuring expenses	233	–	–
Total other operating expenses	2,480	2,143	16
Total operating expenses	4,983	5,098	(2)
Income/(loss) from continuing operations before taxes	(758)	1,421	–
Income tax expense/(benefit)	(301)	449	–
Net income/(loss)	(457)	972	–
Net income/(loss) attributable to noncontrolling interests	(7)	(16)	(56)
Net income/(loss) attributable to shareholders	(450)	988	–

Condensed consolidated balance sheets
end of	1Q16	4Q15	% change
Assets (CHF million)
Cash and due from banks	92,243	90,521	2
Interest-bearing deposits with banks	4,684	4,953	(5)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,578	123,436	11
Securities received as collateral	25,760	28,511	(10)
Trading assets	187,746	191,096	(2)
Investment securities	2,769	2,698	3
Other investments	6,048	6,787	(11)
Net loans	252,330	254,915	(1)
Premises and equipment	4,408	4,439	(1)
Goodwill	3,821	3,929	(3)
Other intangible assets	186	196	(5)
Brokerage receivables	35,502	34,540	3
Other assets	44,586	57,910	(23)
Total assets	796,661	803,931	(1)
Liabilities and equity (CHF million)
Due to banks	24,421	21,460	14
Customer deposits	333,168	331,700	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,150	46,598	(14)
Obligation to return securities received as collateral	25,760	28,511	(10)
Trading liabilities	53,703	49,054	9
Short-term borrowings	14,768	8,657	71
Long-term debt	177,998	192,094	(7)
Brokerage payables	41,880	39,452	6
Other liabilities	39,950	41,715	(4)
Total liabilities	751,798	759,241	(1)
Total shareholder's equity	43,789	43,406	1
Noncontrolling interests	1,074	1,284	(16)
Total equity	44,863	44,690

Total liabilities and equity	796,661	803,931	(1)
BIS statistics (Basel III)
end of	1Q16	4Q15	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,202	40,013	(7)
Tier 1 capital	47,236	50,570	(7)
Total eligible capital	56,233	60,242	(7)
Capital ratios (%)
CET1 ratio	13.4	13.9	–
Tier 1 ratio	17.1	17.6	–
Total capital ratio	20.3	21.0	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Swiss Universal Bank. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	1Q16	1Q15	1Q16	1Q15
Statements of operations (CHF million)
Net revenues	4,366	6,539	4,638	6,647
Total operating expenses	4,983	5,098	4,972	5,106
Income/(loss) from continuing operations before taxes	(758)	1,421	(484)	1,511
Income/(loss) from continuing operations	(457)	972	(305)	1,034
Net income/(loss) attributable to shareholders	(450)	988	(302)	1,054
of which from continuing operations	(450)	988	(302)	1,054
Comparison of selected balance sheet information
	Bank		Group
end of	1Q16	4Q15	1Q16	4Q15
Balance sheet statistics (CHF million)
Total assets	796,661	803,931	813,898	820,805
Total liabilities	751,798	759,241	768,451	775,787

Exhibits
No. Description
99.1 Credit Suisse Financial Report 1Q16

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: May 10, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer